SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GTx, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40052B108

(CUSIP Number)

Jack W. Schuler

100 North Field Drive, Suite 360

Lake Forest, Illinois 60045

(224) 880-1220

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 40052B108	13D/A	Page 2 of 12

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 5,979,254
	8	Shared voting power 6,266,954
	9	Sole dispositive power 5,979,254
	10	Shared dispositive power 6,266,954
11	Aggregate amount beneficially owned by each reporting person 12,246,208
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.72*
14	Type of reporting person IN

*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 3 of 12

1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 6,266,954
	9	Sole dispositive power 0
	10	Shared dispositive power 6,266,954
11	Aggregate amount beneficially owned by each reporting person 6,266,954
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.46%*
14	Type of reporting person IN
*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 4 of 12

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 6,266,954
	9	Sole dispositive power 0
	10	Shared dispositive power 6,266,954
11	Aggregate amount beneficially owned by each reporting person 6,266,954
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.46%*
14	Type of reporting person CO

*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 5 of 12

1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 117,089
	8	Shared voting power 0
	9	Sole dispositive power 117,089
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 117,089
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.08%*
14	Type of reporting person OO

*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 6 of 12

1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 99,279
	8	Shared voting power 0
	9	Sole dispositive power 99,279
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 99,279
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.07%*
14	Type of reporting person OO

*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 7 of 12

1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 63,000
	8	Shared voting power 0
	9	Sole dispositive power 63,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 63,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.05%*
14	Type of reporting person OO

*	This calculation was made on the basis of 140,374,112 shares outstanding as of November 3, 2015, as disclosed by the issuer on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

CUSIP 40052B108	13D/A	Page 8 of 12

This Amendment No. 5 is filed to amend certain items of the Schedule 13D filed by the reporting persons on March 16, 2011, as amended by (i) Amendment No. 1 also filed on March 16, 2011, (ii) Amendment No. 2 filed on March 2, 2012, (iii) Amendment No. 3 filed on June 15, 2012 and (iv) Amendment No. 4 filed on August 26, 2013 (as amended by the four amendments, the “Schedule 13D”).

This Amendment No. 5 reflects transactions subsequent to the filing of Amendment No. 4: (i) the sale of a total of 1,192,251 shares of GTx, Inc. common stock (“GTx common stock”) by Jack W. Schuler in March 2014 and Mr. Schuler’s sale of a total of 186,007 shares in December 2015; (ii) the sale of a total of 58,262 shares of GTx common stock by the Tanya Eva Schuler Trust in March 2014 and the Trust’s sale of a total of 431,357 shares in December 2015, 2015; (iii) the sale of a total of 67,491 shares of GTx common stock by the Therese Heidi Schuler Trust in March 2014 and the Trust’s sale of a total of 456,956 shares in December 2015; and (iv) the sale of a total of 67,648 shares of GTx common stock by the Tino Hans Schuler Trust in March 2014 and the Trust’s sale of a total of 484,158 shares in December 2015.

In addition, this Amendment No. 5 reflects the correction of the number of shares of GTx common stock owned by the Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust as of the filing of Amendment No. 4: (i) the Tanya Eva Schuler Trust owned 606,708 shares, not 638,475 shares as reported; (ii) the Therese Heidi Schuler Trust owned 623,726 shares, not 655,238 shares as reported; and (iii) the Tino Hans Schuler Trust owned 614,806 shares, not 646,029 shares as reported.

Item 5 of the Schedule 13D is amended to read as follows:

Item 5.	Interest in Securities of the Issuer

The Schuler Family Foundation (the “Foundation”) is a tax-exempt private operating foundation of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

The Tanya Eva Schuler Trust, Therese Heidi Schuler Trust and Tino Hans Schuler Trust (the “Trusts”) are irrevocable trusts that Mr. Schuler established for the benefit of his three children, all of whom are adults and none of whom resides with Mr. and Mrs. Schuler. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares of GTx common stock owned by the Foundation, (ii) the shares of GTx common stock owned by any of the Trusts or (iii) the shares of GTx common stock owned by Mrs. Schuler.

Mrs. Schuler disclaims any beneficial interest in (i) the shares of GTx common stock owned by the Foundation or (ii) the shares of GTx common stock owned by any of the Trusts.

The reporting persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D is not, and should not be construed as, an admission that the reporting persons constitute a person or a group.

CUSIP 40052B108	13D/A	Page 9 of 12

(a)

Jack W. Schuler

Jack W. Schuler may be deemed the beneficial owner of 12,246,208 shares of GTx common stock, consisting of: (i) the 5,979,254 shares that he owns; and (ii) the 6,266,954 shares that the Foundation owns. These shares represent 8.72% of the outstanding shares of GTx common stock, calculated on the basis of 140,374,112 shares outstanding as of Novem,ber 3, 2015, as disclosed by GTx, Inc. on its quarterly report on Form 10-Q filed on November 9, 2015 for the quarter ending September 30, 2015.

Renate Schuler

Renate Schuler may be deemed the beneficial owner of 6,266,954 shares of GTx common stock, consisting of the 6,266,954 shares that the Foundation owns. These shares represent 4.46%% of the outstanding shares of GTx common stock.

Schuler Family Foundation

The Foundation is the beneficial owner of 6,266,954 shares of GTx common stock. These shares represent 4.46% of the outstanding shares of GTx common stock.

Tanya Eva Schuler Trust

The Tanya Eva Schuler Trust is the beneficial owner of 117,089 shares of common stock. These shares represent 0.08% of the outstanding shares of GTx common stock.

Therese Heidi Schuler Trust

The Therese Heidi Schuler Trust is the beneficial owner of 99,279 shares of common stock. These shares represent 0.07% of the outstanding shares of GTx common stock.

Tino Hans Schuler Trust

The Tino Hans Schuler Trust is the beneficial owner of 63,000 shares of common stock. These shares represent 0.05% of the outstanding shares of GTx common stock.

(b)

Jack W. Schuler

Shares with sole power to vote or to direct the vote	5,979,254

Shares with shared power to vote or direct the vote	6,266,954*

Shares with sole power to dispose or direct the disposition	5,979,254

Shares with sole power to dispose or direct the disposition	6,266,954*

*	Mr. Schuler shares the voting and dispositive power in respect of the 6,266,954 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

CUSIP 40052B108	13D/A	Page 10 of 12

Renate Schuler

Shares with sole power to vote or to direct the vote	0

Shares with shared power to vote or direct the vote	6,266,954	*

Shares with sole power to dispose or direct the disposition	0

Shares with sole power to dispose or direct the disposition	6,266,954	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 6,266,954 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation

Shares with sole power to vote or to direct the vote	6,266,954

Shares with shared power to vote or direct the vote	0

Shares with sole power to dispose or direct the disposition	6,266,954

Shares with sole power to dispose or direct the disposition	0

Tanya Eva Schuler Trust

Shares with sole power to vote or to direct the vote	117,089

Shares with shared power to vote or direct the vote	0

Shares with sole power to dispose or direct the disposition	117,089

Shares with sole power to dispose or direct the disposition	0

Therese Heidi Schuler Trust

Shares with sole power to vote or to direct the vote	99,279

Shares with shared power to vote or direct the vote	0

Shares with sole power to dispose or direct the disposition	99,279

Shares with sole power to dispose or direct the disposition	0

Tino Hans Schuler Trust

Shares with sole power to vote or to direct the vote	63,000

Shares with shared power to vote or direct the vote	0

Shares with sole power to dispose or direct the disposition	63,000

Shares with sole power to dispose or direct the disposition	0

(c)

Jack W. Schuler sold a total of 1,192,251 shares of GTx common on March 19, 20 and 21, 2014 at a weighted average price of $1.82 per share (and reported the sale on a Form 4 filed on March 21, 2014). In addition, Mr. Schuler sold a total of 186,007 shares on December 4, 7 and 8, 2015 at a weighted average price of $0.89 per share.

The Tanya Eva Schuler Trust sold a total of 58,262 shares of GTx common stock on March 18, 19, 20 and 21, 2014 at a weighted average price of $1.82 per share. In addition, the Trust sold a total of 431,357 shares on December 21, 22, 23, 24, 28, 29 and 30, 2015 at a weighted average sale price of $0.70 per share.

CUSIP 40052B108	13D/A	Page 11 of 12

The Therese Heidi Schuler Trust sold a total of 67,491 shares of GTx common stock on March 18, 19, 20, 21 and 24, 2014 at a weighted average price of $1.82 per share. In addition, the Trust sold a total of 456,956 shares on December 15, 16, 17, 18, 21, 22, 23, 24, 28, 29 and 30, 2015 at a weighted average price of $0.70 per share.

The Tino Hans Schuler Trust sold a total of 67,648 shares of GTx common stock on March 18, 19, 20 and 21, 2014 at a weighted average price of $1.82 per share. In addition, the Trust sold of a total of 484,158 shares on December 15, 16, 17, 18, 21, 22, 23, 24, 28, 29 and 30, 2015 at a weighted average price of $0.70 per share.

All of these sales were on the open market.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares that the reporting persons may be deemed to beneficially own.

(e)

The Foundation ceased to be the beneficial owner of more than 5.0% the shares of GTx common stock on or about November 14, 2014. The Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust have never been benefcial owners of more than 5.0% of the shares of GTx common stock.

CUSIP 40052B108	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2016.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee